Exhibit (a)(5)(xv)

news release

Encana to complete transformative acquisition of Athlon Energy to establish premier position in oil-rich Permian Basin

Calgary, Alberta (November 13, 2014) TSX, NYSE: ECA

Encana Corporation (Encana) (TSX, NYSE: ECA) announced today that the cash tender offer (the “Offer”) made by Alenco Acquisition Company Inc., Encana’s indirect, wholly owned subsidiary (“Alenco Acquisition”) to acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (Athlon) (NYSE: ATHL) expired at midnight, New York City time on Wednesday, November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014). All shares that were validly tendered into the Offer and not validly withdrawn have been accepted for payment. Promptly following consummation of the Offer, Alenco Acquisition will be merged with and into Athlon, and Athlon will become an indirect, wholly owned subsidiary of Encana. Encana expects to complete the Offer and the merger today.

The completion of the previously announced US$7.1 billion acquisition of Texas-based Athlon gives the company a premier 140,000 net acre position in the oil-rich Permian Basin.

“We are pleased to close this transformative acquisition and look forward to welcoming the Athlon team into Encana. We are delivering on the portfolio promises we made for 2017, today,” says Doug Suttles, President & CEO of Encana. “Consistent with our strategy, we have built a balanced and resilient portfolio that comprises high-quality oil, natural gas liquids and natural gas opportunities. Our growth areas now include the top two resource plays in Canada, the Montney and the Duvernay, and the top two resource plays in the United States, the Eagle Ford and the Permian.”

Encana expects the acquisition will add current production of about 32,000 barrels of oil equivalent per day (boe/d). In 2015, Encana intends to invest at least $1 billion of capital in the play and ramp up from four to at least seven horizontal rigs by year-end.

The company sees the potential for approximately 5,000 horizontal well locations with potential recoverable resource of approximately 3 billion barrels of oil equivalent. The Permian is expected to contribute significantly to Encana’s total liquids production which is projected to approach 250,000 barrels per day (bbls/d) by 2017.

Result of the Offer and Effectiveness of the Merger

On October 10, 2014, Alenco Acquisition commenced the Offer to acquire all of the issued and outstanding shares of common stock of Athlon at a price of US$58.50 per share, net to the seller in cash. The depositary for the Offer has advised that, as of the Offer’s expiration, 88,025,770 shares of Athlon common stock have been validly tendered and not validly withdrawn pursuant to the Offer and 4,487,330 shares of Athlon common stock have been delivered by guarantee, which in total represents 91.3 percent of the shares on a fully diluted basis. Following consummation of the Offer, and as a result of Alenco Acquisition being merged with and into Athlon, any Athlon shares not tendered into the Offer will be cancelled and converted into the right to receive the same US$58.50 per share paid in the Offer. Following the merger, shares of Athlon common stock will cease to be traded on the New York Stock Exchange.

ADVISORY REGARDING OIL AND GAS INFORMATION - Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

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ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of its and their subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the consummation of the Offer and the merger; Encana’s expectation to achieve its 2017 target of operating cash flow production in 2015; achieving optionality producing natural gas, oil and NGLs; the expectation that the transaction will add current production; potential recoverable resources; anticipated drilling inventory, well locations and production from each well; Encana’s plan to invest in the play in 2015; anticipated drilling and number of rigs by year-end 2015; the benefits of the transaction to Encana; anticipated development potential; expected total production from the play by 2017; the successful implementation of Encana’s resource play model; the expectation that the closing conditions to the merger will be satisfied; and the expectation that Athlon’s common stock will cease to be traded on the New York Stock Exchange.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; risks and uncertainties associated with the announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that Encana may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that the transaction will be completed. Completion of the transaction is subject to a number of risks and uncertainties. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

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Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.30 Bcf/d and 2.40 Bcf/d of natural gas and 85,000 bbls/d to 89,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.40 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Forward-looking information respecting anticipated 2015 operating cash flow is based upon the current forward strip prices for oil, natural gas and NGLs.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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